SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                   FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDA
                         INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                       Xerographic Laser Images Corporation
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                  (Exact name of issuer as specified in charter)

       101 Billerica Avenue, 5 Billerica Park, North Billerica, MA  01862
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                     (Address of principal executive offices)

Issuer's telephone number, including area code   508-670-5999
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                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security                                 Common Stock
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2.  Number of shares outstanding before the change    1,778,647
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3.  Number of shares outstanding after the change     2,039,311
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4.  Effective date of change                          June 10, 1997
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5.  Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Exchange
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    Give brief description of transaction  Vested Options Exchanged for Common
     Stock                               --------------------------------------
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                       II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date  June 17, 1997             /s/James L. Salerno, Chief Financial Officer
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                                          (Officer's signature and title)